(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

February 16, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

RE:	Fidelity Rutland Square Trust II (the trust): Strategic Advisers International Fund Strategic Advisers Small-Mid Cap Fund (the funds) File No. 811-21991

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14c-5(b) of Regulation 14C under the Securities Exchange Act of 1934 are definitive copies of the Information Statements scheduled to be mailed to shareholders of the fund.

The Annual Reports to shareholders were filed for Fidelity Rutland Square Trust II pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Information Statements are tagged to indicate changes made since the preliminary filing on July 20, 2010.

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/s/ Colin McDevitt
Colin McDevitt
Legal Product Group